Exhibit (12) to Report

On Form 10-K for Fiscal

Year Ended June 30, 2009

By Parker-Hannifin Corporation

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Fiscal Year Ended June 30,
	2009	2008	2007	2006	2005
EARNINGS
Income from continuing operations before income taxes	$681,454	$1,326,524	$1,159,282	$899,958	$738,271
Adjustments:
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	109,911	96,572	80,053	71,100	62,482
Amortization of deferred loan costs	2,143	1,793	1,511	1,888	1,457
Portion of rents representative of interest factor	41,839	35,378	29,000	25,609	21,507
Minority interests in consolidated subsidiaries	1,629	8,048	7,181	1,532	1,856
Loss (income) of equity investees	(1,529)	2,596	1,059	(161)	(1,935)
Amortization of previously capitalized interest	262	278	282	304	280

Income as adjusted	$835,709	$1,471,189	$1,278,368	$1,000,230	$823,918

FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	$109,911	$96,572	$80,053	$71,100	$62,482
Capitalized interest			436	178
Amortization of deferred loan costs	2,143	1,793	1,511	1,888	1,457
Portion of rents representative of interest factor	41,839	35,378	29,000	25,609	21,507

Fixed charges	$153,893	$133,743	$111,000	$98,775	$85,446

RATIO OF EARNINGS TO FIXED CHARGES	5.43x	11.00x	11.52x	10.13x	9.64x